Exhibit 99.2

Performance of Wipro Limited for Quarter ended – June 30, 2013

Suresh Senapaty

Executive Director and Chief Financial Officer July 26, 2013

1 © 2012 WIPRO LTD | WWW.WIPRO.COM

Financial Summary for the Quarter Ended June 30, 2013 (IFRS)

Wipro Limited (Continuing Operations)

Q1 14 (Rs million) Seq Growth. YoY Growth.

Revenues 97,346 1% 5%

PBIT 17,702 3% 1%

Net Income 16,233 3% 11%

1. Overall Revenues grew 5% YoY, while Net Income grew 11% YoY

2. Net Income has grown faster due to growth in Other Income on a YoY basis

Particulars Revenue for the Qtr. (Rs million) YoY Growth for the Qtr. PBIT for the Qtr. (Rs million) YoY Growth for the Qtr.

IT Services 89,363 7% 17,845 2%

IT Products 8,166 -14% 131 -38%

1. IT Services Revenue grew 7% on a YoY basis, with PBIT growth of 2% YoY

2. IT Products impacted by the weaker capex spending in India

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Highlights for the Quarter

Revenues at $1,588 Mn, a constant currency growth of 1.2% sequentially and 6% on a YoY basis . Impact of cross currency movements was $15.8 million sequentially during the quarter which is 1% of revenues

Operating margins in narrow range - The impact of salary increases, investments in SG&A and decrease in offshore mix has been partially mitigated through currency benefits resulting in margin decline of 0.2%

Voluntary Attrition on a trailing 12 month basis dropped 50 basis points to 13.2% - voluntary attrition on a quarterly annualized basis was 13%

The pricing environment was largely stable during the quarter, and the growth was largely volume led

Annual wage hike effective June 1, 2013 with hikes between ~6-8% offshore and ~2-3% onsite

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IT Services - Revenue Dynamics for Quarter Ended June 30, 2013

Vertical

1. Energy and Utilities grew 5.0% sequentially on constant currency

2. Finance Solutions grew 1.7% sequentially on constant currency

3. Healthcare, Life sciences and Services declined by -1.7% in constant currency, impacted by the softness in the India business

4. Manufacturing & Hitech was flat sequentially in constant currency, also impacted by the India business

Geographies

1. Americas declined sequentially by -0.6% in constant currency - lot of growth in our large American companies have come through our emerging market geo and hence reported there

2. Emerging markets continued to show strong growth clocking a YoY growth of 19.2% in constant currency

3. India and Middle East grew YoY 9.3% in constant currency

4. Europe grew YoY 8.4% in constant currency

Service Lines

1. Global Infrastructure Services grew 11% YoY

2. Analytics grew 11% YoY

3. BPO grew 10% YoY

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Industry Segment Reporting

Q1 FY14

Industry Segment

BFSI

MFG

ENU

RCTG

GMT

HLS

Total

INR Rev

23,692

17,029

14,228

13,449

12,198

8,767

89,363

OM

4,790

3,385

3,588

2,548

2,235

1,404

17,845

OM %

20.2%

19.9%

25.2%

19.0%

18.3%

16.0%

20.0%

1. ENU and BFSI are ahead of company average in terms of operating margins

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Looking ahead

Looking ahead For the quarter ending September 30, 2013

We expect the Revenue from our IT Services business to be in the range $1,620 Mn to $1,650 Mn*

Dec

Jan

Nov

Feb

Oct

Mar

2013-14

Sep

Apr

Aug

May

Jul

Jun

* Guidance is based on the following exchange rates: GBP/USD at 1.54, Euro/USD at 1.31, AUD/USD at 0.97, USD/INR at 57.24.

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Supplemental Data

Key Operating Metrics of IT Services

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Key Operating Metrics in IT Services for the Quarter ended June 30, 2013

Particulars

Revenue Composition

Global Media & Telecom

Finance Solutions

Manufacturing & Hitech

Healthcare , Life Sciences & Services

Retail, Consumer Goods & Transportation

Energy, Natural Resources & Utilities

Geography Composition

Americas

Europe

India & Middle East Business

APAC & Other Emerging Markets

People related

Number of employees

Net Additions

Q1’14

13.6%

26.5%

19.1%

9.8%

15.1%

15.9%

49.7%

29.0%

8.8%

12.5%

147,281

1,469

Q4’13

13.8%

26.3%

19.3%

10.1%

15.1%

15.4%

50.1%

28.5%

9.4%

12.0%

145,812

2,907

Q1’13

14.9%

26.4%

19.4%

10.1%

15.0%

14.2%

51.6%

28.1%

8.8%

11.5%

138,552

2,632

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Thank You

Suresh Senapaty

Executive Director and CFO

suresh.senapaty@wipro.com

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